Exhibit 99.1

Oriental Culture Holding LTD Announces 2020 Fiscal Year Financial Results

Hong Kong, China, April 30, 2021 -- Oriental Culture Holding LTD. (“OCG” or the “Company”) (NASDAQ: OCG), a leading online provider of collectibles and artwork e-commerce services, today announced its financial results for the fiscal year ended December 31, 2020.

Key Financial Highlights for Fiscal Year 2020:

●	Operating revenues increased by $4.0 million or 29.7% from $13.4 million in fiscal year 2019 to $17.4 million in fiscal year 2020.

●	Gross profit was $14.8 million in 2020 as compared to $12.1 million in 2019, representing a 22.1% growth from the same period in 2019.

●	Net income was $2.0 million in 2020, a decline of $7.1 million or 77.5% from $9.1 million in the same period of 2019.

	For the Fiscal Years Ended December 31,
($ millions, except per share data)	2020	2019	% Change
Revenue	$17.4	$13.4	29.7%
Gross profit	$14.8	$12.1	22.1%
Gross margin	85.1%	90.3%	-5.2 percentage points
Income from operations	$1.65	$8.98	-81.7%
Operating profit margin	9.5%	67.0%	-57.5 percentage points
Net income	$2.0	$9.1	-77.5%
Earnings per share	$0.13	$0.64	-79.6%
Net book value per share	$2.15	$0.92	133.7%

The information in this press release is subject to the more complete presentation set forth in in our Annual Report on Form 20-F for the period ended December 31, 2020 which will be filed with the Securities and Exchange Commission on April 30, 2021.

Mr. Lewis Wan, Chairman of the Board of Directors of the Company commented, “As Covid-19 vaccines become available to wider community in the world, we believe a global economic recovery in 2021 is around the corner. With quantitative easing and low interest rate, capital flow and world economy will likely head for a change. We believe that as money pours into the market as a common tool to stimulate economic growth, the scarcest asset will not be cash but real, liquid assets, especially those are valued in RMB considering the growth in China. The products traded on OCG’s platforms are both valued in RMB, and are liquid assets that worth investing in with high collection values.”

“The online artwork and collectible trading markets will continue to attract strong investor interests as investor and collector confidence grows with the rise of China’s economy and the middle class. OCG rides on the right industry cycle and is confident that the Company’s long-term performance will benefit from the capital inflow and number of clients growth. OCG looks forward to creating increasing value for shareholders and share its development with the wider capital market.” Mr. Wan added.

Ms. Fiona Ni, Chief Financial Officer of the Company commented: “Our operating revenues increased by $4.0 million or 29.7% from $13.4 million in fiscal year 2019 to $17.4 million in fiscal year 2020. Gross profit was $14.8 million in 2020, representing a 22.1% growth from the same period in 2019. Newly listed products and new accounts opening have driven most of the positive rebound in OCG’s performance in the second half of 2020, which generated sales mainly from the collectibles and artwork listing services, marketing services and transaction fees. As of December 31, 2020, the number of types of collectibles, artwork and commodities listed on OCG’s platforms were 303, representing 163% increase from the previous year.”

“During the year 2020, OCG also had approximately 95,000 new accounts opened on the Company’s trading platforms, representing a year-on-year growth of 44% from approximately 66,000 new accounts opened during the same period of 2019.” Ms. Ni said.

About Oriental Culture Holding LTD

Oriental Culture Holding LTD is an online provider of collectibles and artwork e-commerce services, which allow collectors, artists, art dealers and owners to access an art trading market with a wider range of collectibles and artwork investors. Through its subsidiaries in Hong Kong, the Company provides trading facilitation for individual and institutional customers of all kinds of collectibles, artworks and certain commodities on its online platforms, as well as online and offline integrated marketing, storage and technical maintenance service to customers in China. For more information about the Company, please visit: www.ocgroup.hk.

Safe Harbor Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements.  Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following:  the Company’s goals and strategies; the Company’s future business development; financial condition and results of operations; product and service demand and acceptance; reputation and brand; the impact of competition and pricing; changes in technology; government regulations; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the SEC.  For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

The Company:

IR Department

Email: IR@ocgroup.hk

Phone: +86 (025) 85766891

Investor Relations:

Janice Wang
EverGreen Consulting Inc.
Email: IR@changqingconsulting.com

Phone: +1 571-464-9470 (from U.S.)

+86 13811768559 (from China)

ORIENTAL CULTURE HOLDING LTD AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2020	2019
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$24,036,174	$9,184,671
Short-term investment	1,056,286	1,749,092
Accounts receivable, net	402,428	1,263,224
Other receivables and prepaid expenses	199,515	32,942
Deposit	13,333,538	-
Total current assets	39,027,941	12,229,929

PROPERTY AND EQUIPMENT, NET	372,215	460,869

OTHER ASSETS
Escrow	600,000	-
Investment	535,617	500,967
Intangible assets, net	572,992	739,793
Deferred offering costs	-	782,029
Total other assets	1,708,609	2,022,789

Total assets	$41,108,765	$14,713,587

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$4,831,394	$333,505
Accounts payable - related parties	1,229,381	207,766
Deferred revenue	243,355	176,457
Other payables and accrued liabilities	1,043,383	695,806
Other payables - related parties	7,312	61,318
Taxes payable	184,694	139,463
Total current liabilities	7,539,519	1,614,315

Total liabilities	7,539,519	1,614,315

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Preferred shares, $0.00005 par value, 100,000,000 shares authorized, no shares issued and outstanding as of December 31, 2020 and 2019, respectively*	-	-

Ordinary shares, $0.00005 par value, 900,000,000 shares authorized, 30,054,712 and 24,800,000 shares issued***, 20,444,712 and 15,190,000 shares outstanding as of December 31, 2020 and 2019, respectively**	1,503	1,240

Treasury shares, at cost, 9,610,000 shares issued as of December 31, 2020 and 2019, respectively***	(481)	(481)

Additional paid-in capital	18,884,992	1,608,045
Statutory reserves	112,347	112,347
Retained earnings	13,647,770	11,599,663
Accumulated other comprehensive income (loss)	923,115	(221,542)
Total shareholders’ equity	33,569,246	13,099,272
Total liabilities and shareholders’ equity	$41,108,765	$14,713,587

*	gives retroactive effect to the re-designation of preferred shares on September 12, 2019.

**	gives retroactive effect to the re-designation of ordinary shares on September 12, 2019 and the 2-for-1 forward share split to authorized, issued and outstanding shares on November 8, 2019.

***	gives retroactive effect to the surrender of an aggregate of 12.5% of our then outstanding ordinary shares from our existing shareholders at no consideration to the Company as treasury shares on November 8, 2019 and retroactive effect to the second surrender of an aggregate of 30.0% of our then outstanding ordinary shares from our existing shareholders at no consideration to the Company as treasury shares on May 28, 2020.

The accompanying notes are an integral part of these consolidated financial statements.

ORIENTAL CULTURE HOLDING LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the Years Ended December 31,
	2020	2019

OPERATING REVENUES:
Net revenues	$17,225,630	$13,203,049
Net revenues - related parties	213,172	246,386
Total operating revenues	17,438,802	13,449,435

COST OF REVENUES:
Cost of revenues	(907,402)	(722,198)
Cost of revenues - related party	(1,734,761)	(607,679)
Total cost of revenues	(2,642,163)	(1,329,877)

GROSS PROFIT	14,796,639	12,119,558

OPERATING EXPENSES:
Selling and marketing	(4,242,231)	(550,373)
Selling and marketing - related party	(1,762,652)	(124,857)
General and administrative	(6,943,803)	(2,037,762)
General and administrative - related parties	(201,865)	(427,473)
Total operating expenses	(13,150,551)	(3,140,465)

INCOME FROM OPERATIONS	1,646,088	8,979,093

OTHER INCOME
Gain from short-term investment	93,007	29,008
Interest income	139,916	75,544
Other income, net	169,096	4,227
Total other income, net	402,019	108,779

INCOME BEFORE INCOME TAXES	2,048,107	9,087,872

PROVISION FOR INCOME TAX	-	-

NET INCOME	$2,048,107	$9,087,872

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	1,144,657	(132,280)

COMPREHENSIVE INCOME	$3,192,764	$8,955,592

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
Basic and diluted*	15,615,729	14,167,041

EARNINGS PER SHARE
Basic and diluted*	$0.13	$0.64

*	gives retroactive effect to the 2-for-1 forward share split and the concurrent surrender of 12.5% of our then outstanding ordinary shares, from our existing shareholders on November 8, 2019 and retroactive effect to the second surrender of 30.0% of our then outstanding ordinary shares, from our existing shareholders on May 28, 2020.

The accompanying notes are an integral part of these consolidated financial statements.

ORIENTAL CULTURE HOLDING LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2020	2019

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$2,048,107	$9,087,872
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Depreciation and amortization	308,274	241,719
Gain from short-term investment	(93,007)	(29,008)
Loss from disposal of equipment	437	4,074
Bad debt expenses	117,432	-
Change in operating assets and liabilities:
Decrease (increase) in accounts receivable	779,503	(358,411)
Decrease in accounts receivable - related parties	-	12,684
(Increase) decrease in other receivables and prepaid expenses	(778,684)	438,780
Decrease in other receivables - related parties	-	255,262
Decrease in prepayment	-	15,367
Increase in accounts payable	4,392,974	323,551
Increase (decrease) in accounts payable - related parties	952,820	(47,551)
Increase (decrease) in deferred revenue	51,738	(642,459)
Increase in other payables and accrued liabilities	288,331	282,651
Increase (decrease) in taxes payable	33,662	(25,064)
Net cash provided by operating activities	8,101,587	9,559,467

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of short-term investment	(24,422,988)	(4,157,281)
Proceed from sale of short-term investment	25,285,807	2,417,485
Proceed from sale of investment	-	60,883
Purchase of property, plant and equipment	(9,388)	(271,258)
Purchase of intangible assets	(9,642)	(119,725)
Deposit on real estate purchase	(12,613,083)	-
Cash acquired from business acquisition	-	631,136
Net cash (used in) investing activities	(11,769,294)	(1,438,760)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from initial public offering, net	18,090,668	-
Payments of other payables - related party	(54,273)	(162,291)
Deferred offering costs	-	(691,288)
Net cash provided by (used in) financing activities	18,036,395	(853,579)

EFFECT OF EXCHANGE RATE ON CASH AND CASH EQUIVALENTS	482,815	(99,315)

INCREASE IN CASH AND CASH EQUIVALENTS	14,851,503	7,167,813

CASH AND CASH EQUIVALENTS, beginning of year	9,184,671	2,016,858

CASH AND CASH EQUIVALENTS, end of year	$24,036,174	$9,184,671

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for income tax	$-	$-
Cash paid for interest	$-	$-

NON-CASH TRANSACTIONS OF INVESTING AND FINANCING ACTIVITIES
Business acquisition through issuance of ordinary shares	$-	$1,495,505
Deferred offering costs offset with additional paid-in capital upon initial public offering	$1,413,458	$-
Proceeds from initial public offering placed in escrow	$600,000	$-

The accompanying notes are an integral part of these consolidated financial statements.